Upholstery International, Inc

8005 W. 183rd Street, Ste E,

Tinley Park, IL, 60423

Tel #   708-372-2726

ken@kenscustomupholstery.com

www.upholsteryinternational.com

November 14, 2014

United States

Security & Exchange Commission

Division of Corporate Finance

Attn: Emily Drazen, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re: Upholstery International Inc.

Registration statement on Form S-1A

File No: 333-195209

Enclosed is our response to your comments of October 9, 2014. As per your request attached you will find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at Telephone: 708-372-2726 or ken@kenscustomupholstery.com

Sincerely;

s/s__________

Ken Kovie

President

General

1. We note your response to comment 22 from out letter dated September 5, 2014. In your response you state that you have relied on Rule 506(b) for your private offerings and that “management chose not to integrate this offering.” Please note that the determination of whether offerings are integrated and whether an exemption from registration is available is based upon an analysis and application of the federal securities laws and regulations to the facts. Therefore, as previously requested, please tell us the facts relied upon to make the Rule 506(b) exemption available. Provide us with an analysis of why your private offers and sales of common stock should not be integrated into your registered public offering and, if so, whether the integration of the private and public offerings would make the exemption you have relied upon unavailable. Refer to Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: the company has chosen to abandon the offering and instead will register the shares owned by the “selling shareholders”.

Summary of Financial Information, pages 8 and 9

2.	We note your response to comment 1. Please identify the source for the December 31, 2013 financial information (i.e. audited financial statements) by providing narrative disclosure of this item.

Response: revised

Risks Related to Financial Condition, page 14

UI’s agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights, page 14

3.	We note your response to comment 14 has been added to the risk factors. Please revise to reflect the agreement is dated December 17, 2013 (currently dated December 17, 2014) to conform to your response. Please revise to conform to date throughout the filing.

Response: revised

4.	In the first paragraph of this risk factor, you disclose that Lambert would purchase shares under the agreement using the 30 day price trading average. Please reconcile this disclosure with your disclosure in the fifth paragraph of this risk factor that Lambert’s purchase price for shares is based upon the then-prevailing lowest volume weighted average share price over a 15-day period.

Response: revised

5.	We note your responses to comments 4 and 12 and your disclosure that you have issued 200,000 shares to Lambert Private Equity as a commitment fee for the subscription agreement. As previously requested, please explain in plain English how the commitment fee is determined over time under the agreement. Disclose why you have issued 200,000 shares to Lambert Private Equity as a commitment fee when the initial commitment fee under the agreement was 80,000 shares. Disclose the purchase price used to determine the initial 80,000 shares issued as a commitment fee.

Response: Upholstery International, Inc reissued a stock certificate to Lambert Private Equity, LLC in the amount of 80,000 shares, which was the original commitment fee of 2%. The company issued the 200,000 shares in error. The formula utilized per the Lambert Private Equity Agreement that determine that amount of shares to be issued goes as follows: The Private Equity Commitment Agreement is for $10,000,000. With that said, 2% of $10,000,000 equals 200,000 divided by the estimated potential share value of $2.50 equals 80,000 shares. The $2.50 share price was determined at the time of the agreement and since has been reevaluated. Upholstery International, Inc will have to adjust the share amounts per the agreement once the company the actually trading.

At the end of the third calendar month after the first date that the Company’s shares trade in the public markets, Upholstery International, Inc and Lambert Private Equity agree to adjust the number of shares issued to the Purchaser as the Commitment Fee by either increasing or decreasing the number of shares the Purchaser received based on a share price equal to the volume weighted average price for that third calendar month. This adjustment will take place no later than 15 calendar days following the last day of that 3rd calendar month.

Lambert Private Equity’s agreement via the first page states that per the structure of the Private Equity Agreement, the company will sell the shares to Lambert Private Equity at a par value of .001.

6.	Please revise the sixth, ninth and tenth paragraphs of this risk factor to fix the typographical errors that make the disclosure confusing. Please avoid simply inserting the language of our comments without revising them for context.

Response: revised

Consolidated Financial Statements for Fiscal Period Ended June 30, 2014 (unaudited) Consolidated Balance Sheet at June 30, 2014, page F-12

Note 9, Stockholders’ Deficiency, page F-19

7.	Please revise your Consolidated Balance Sheet and disclosure to reflect the number of shares issued for the period from January 1, 2014 through June 30, 2014. It appears that 5,100 of the 10,600 shares were issued on July 30, 2014 per Item 15 on page 35. Please advise and conform throughout the document.

Response:

We have revised our Consolidated Balance Sheet and disclosures to reflect the number of shares issued for the period from January 1, 2014 to June 30, 2014. We issued 15,100 shares during this period which are reflected in the table in item 15, also included in this table is 100 shares issued on July 30, 2014, which are not included in the financial statements.

Management’s Discussion and Analysis Capital Resources and Liquidity, page 26

8.	We note your response to comment 11 and the revised disclosure on page 26 of the Management’s Discussion and Analysis. Please revise your disclosure regarding your agreement with Lambert Private Equity to write it in plain English. Avoid copying legalistic language directly from, and referencing sections of, the legal document. In this regard, we refer you to the disclosure of the termination provisions of the agreement on page 26 taken directly from the agreement. Instead, summarize in plain language the material terms of the agreement and explain how it will operate.

Response: Upholstery International, Inc reissued a stock certificate to Lambert Private Equity, LLC in the amount of 80,000 shares, which was the original commitment fee of 2%. The company issued the 200,000 shares in error. The formula utilized per the Lambert Private Equity Agreement that determine that amount of shares to be issued goes as follows: The Private Equity Commitment Agreement is for $10,000,000. With that said, 2% of $10,000,000 equals 200,000 divided by the estimated potential share value of $2.50 equals 80,000 shares. The $2.50 share price was determined at the time of the agreement and since has been reevaluated. Upholstery International, Inc will have to adjust the share amounts per the agreement once the company the actually trading.

At the end of the third calendar month after the first date that the Company’s shares trade in the public markets, Upholstery International, Inc and Lambert Private Equity agree to adjust the number of shares issued to the Purchaser as the Commitment Fee by either increasing or decreasing the number of shares the Purchaser received based on a share price equal to the volume weighted average price for that third calendar month. This adjustment will take place no later than 15 calendar days following the last day of that 3rd calendar month.

Lambert Private Equity’s agreement via the first page states that per the structure of the Private Equity Agreement, the company will sell the shares to Lambert Private Equity at a par value of .001.

9.	In response to comment 13, you state that “[t]he agreement remains intact and active until for [sic] duration of the company’s ability to remain a trading entity on an exchange. The agreement can only be terminated if the company ‘Upholstery International, Inc’ performs an act specified under the Termination Clause per the Agreement.” It appears, however, that the maximum duration of the agreement is 36 months. Refer to Section 2.b. of the agreement and the definition of “OPEN PERIOD” in Section 1 of the agreement. Please revise your disclosure as appropriate.

Response: The maximum duration of the Lambert Private Equity Agreement is for a period of 36 Months, The agreement has specific termination clauses within it that can terminate the agreement prior to the 36 months such as, filing a petition for relief, reorganization or arrangement or any other petition in bankruptcy for liquidation.

10.	Section 2.d. of the Lambert agreement states that Lambert must purchase an amount of shares pursuant to a company Draw Down Notice “having an aggregate Purchase Price equal to the lesser of (i) the Draw Down Amount set forth in the Draw Down Notice, and (ii) not less than 10% of the aggregate daily U.S. trading volume (excluding irregular trading and block trades of 5,000 or more in which the Investor could not participate) during the applicable Pricing Period multiplied by the Purchase Price...” Please explain how this operates. For example, discuss the purpose and effect of this provision and provide representative examples of how this provision may limit the amount of shares purchased by Lambert.

Response: Lambert Private Equity, LLC obligation to purchase shares begins with the company completing a draw down notice form. At that point, Lambert will purchase up to 10% of the aggregate daily trading volume. For example, if the company’s trading volume is 50, 000 shares daily, they would purchase 5,000 free trading shares at market value.

11.	We reissue comment 16 of our letter dated September 5, 2014. Please remove the reference in the last paragraph on page 26 to the OTCBB being an exchange. The OTCBB is not an exchange, but is an over-the-counter quotation system.

Response: revised

12.	We note your response to comment 17 regarding our request for you to file as an exhibit the business loan and security agreement entered into in May 2014. Please note that, if appropriate, you may request confidential treatment for specified portions of the agreement that you file as an exhibit pursuant to Rule 406 of the Securities Act of 1933. For guidance, refer to Staff Legal Bulletin No. 1, as revised, available on our website at http://www.sec.gov/interps/legal.shtml. Please file the agreement as an exhibit.

Response: included as an exhibit

13.	In your revised disclosure on page 26 in response to comment 17, you disclose that the
May 2014 loan is personally guaranteed by the president of the company. Please reconcile this disclosure with the disclosure in Note 4 to the unaudited financial statements on page F-18 that the loan “is personally guaranteed by two officers of the Company.”

Response: revised

14.	We note your disclosure on page 26 that the $70,000 loan from Georgia Peaches LLC is guaranteed by Ken Kovie. Please reconcile this disclosure with the disclosure in Note 4 to the unaudited financial statements on page F-18 that the loan “is personally guaranteed by two officers of the Company.”

Response: revised

15.	In your response to comment 18 asking for disclosure of the material terms of the warrants issued to Georgia Peaches, LLC, you state that no warrants exist any longer. We also note that you have deleted any reference to warrants issued to Georgia Peaches, LLC. Regardless of whether the warrants have been exercised, please disclose the material terms of the warrants issued to Georgia Peaches, LLC as part of the November 2013 financing.

Response: A warrant was initially issued for 350,000 shares of common stock in Upholstery International, Inc as part of the $70,000 loan made to the company. The warrant was then canceled and a stock certificate was issued to Georgia Peaches, LLC.

Security Ownership of Certain Beneficial Owners and Management, page 32

16.	Please disclose the natural person(s) who have voting and/or investment control over the shares of Upholstery International held by Rose M. Gallagher Family Trust and by Synergistic.

Response: revised

Certain Relationships and Related Transactions, page 33

17.	We note your response to comment 21. Please include the substance of your response in your filing to identify the person who provided the loans.

Response: revised